UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

FREESCALE SEMICONDUCTOR, LTD.
(Exact name of the registrant as specified in its charter)

BERMUDA	001-35184	98-0522138
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

6501 William Cannon Drive West
Austin, Texas		78735
(Address of principal executive offices)		(Zip Code)

Jennifer B. Wuamett (512) 895-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Freescale Semiconductor, Ltd. (“Freescale”) is filed to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, (the “Rule”) for the reporting period January 1, 2014 to December 31, 2014.

Freescale has determined that during 2014 it manufactured and contracted to manufacture products as to which conflict minerals, as defined under the Rule, are necessary to the functionality or production. Freescale has conducted a good faith reasonable country of origin inquiry (the “RCOI”) regarding those conflict minerals reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the “DRC Region”) or were from recycled or scrap sources. Based on the RCOI, Freescale has reason to believe that some portion of the conflict minerals necessary to the functionality or production of its products may have originated in the DRC Region and has reason to believe that some of this material was not derived from recycled or scrap sources.

Conflict Minerals Disclosure

A copy of Freescale’s Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD is provided as Exhibit 1.01 and is publicly available at http://www.freescale.com/webapp/sps/site/overview.jsp?code=CORP_CONFMATERIALS.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, Freescale is filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2—Exhibits

Item 2.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report of Freescale Semiconductor, Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Freescale Semiconductor, Ltd.
(Registrant)

By:	/s/ Jennifer B. Wuamett	May 29, 2015
	Jennifer B. Wuamett	(Date)
Senior Vice President, General Counsel and Secretary